Unaudited Condensed Interim

Consolidated Financial Statements

For the three months

ended

March 31, 2026

OR Royalties Inc. Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of U.S. dollars)

		March 31,	December 31,
		2026	2025
	Notes	$	$
Assets

Current assets

Cash	3	94,941	142,131
Amounts receivable		5,633	3,227
Other assets		2,951	2,326
		103,525	147,684

Non-current assets

Investments	4	209,800	189,260
Royalty, stream and other interests	5	1,203,240	1,140,026
Goodwill		79,778	81,134
Other assets		8,341	8,375
		1,604,684	1,566,479

Liabilities

Current liabilities

Accounts payable and accrued liabilities		5,556	7,477
Dividends payable		10,309	10,293
Income tax liabilities		8,141	13,655
Lease liabilities		1,209	1,207
		25,215	32,632

Non-current liabilities

Lease liabilities		3,430	3,795
Deferred income taxes		102,873	98,011
		131,518	134,438

Equity

Share capital	7	1,694,084	1,688,122
Contributed surplus		59,037	65,873
Accumulated other comprehensive loss		(55,827)	(51,780)
Deficit		(224,128)	(270,174)
		1,473,166	1,432,041
		1,604,684	1,566,479

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
2

OR Royalties Inc. Consolidated Statements of Income For the three months ended March 31, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

		2026	2025
	Notes	$	$

Revenues	9	102,832	54,916

Cost of sales	9	(3,341)	(1,619)
Depletion	9	(10,651)	(7,744)
Gross profit		88,840	45,553

Other operating expenses
General and administrative		(6,040)	(4,959)
Business development		(2,554)	(2,079)
Gain on the buy-down of a stream interest	5	7,161	-
Gain on sale of gold bullion	5	419	-
Operating income		87,826	38,515
Interest income		1,856	598
Finance costs		(762)	(1,730)
Foreign exchange gain		640	160
Share of loss of associates		-	(3,752)
Other losses, net	9	(1,896)	(286)
Earnings before income taxes		87,664	33,505
Income tax expense	9	(14,082)	(7,865)
Net earnings		73,582	25,640

Net earnings per share
Basic and diluted	10	0.39	0.14

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
3

OR Royalties Inc. Consolidated Statements of Comprehensive Income For the three months ended March 31, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars)

	2026	2025
	$	$

Net earnings	73,582	25,640

Other comprehensive (loss) income

Items that will not be reclassified to the consolidated statement of income

Changes in fair value of financial assets at fair value through other comprehensive income - investments held at the end of the period	11,171	386

Income tax effect	(1,859)	161

Share of other comprehensive loss of an associate	-	(169)

Items that may be reclassified to the consolidated statement of income

Currency translation adjustments	(13,359)	887

Share of other comprehensive loss of an associate	-	700
Other comprehensive (loss) income	(4,047)	1,965
Comprehensive income	69,535	27,605

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
4

OR Royalties Inc. Consolidated Statements of Cash Flows For the three months ended March 31, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars)

		2026	2025
	Notes	$	$
Operating activities
Net earnings		73,582	25,640
Adjustments for:
Share-based compensation		1,787	2,089
Depletion and amortization		10,989	8,032
Gain on the buy-down of a stream interest		(7,161)	-
Gain on sale of gold bullion		(419)	-
Share of loss of associates		-	3,752
Gain on shares received under an anti-dilution provision		(794)	-
Change in fair value of financial assets at fair value through profit and loss		2,690	286
Foreign exchange gain		(897)	(92)
Deferred income tax expense		3,090	7,242
Other		(538)	104
Net cash flows provided by operating activities before changes in non-cash working capital items		82,329	47,053
Changes in non-cash working capital items	11	(10,466)	(974)
Net cash flows provided by operating activities		71,863	46,079

Investing activities
Acquisitions of investments		(10,000)	(11,364)
Acquisitions of royalty and stream interests	5	(98,540)	(5,285)
Proceeds from the sale of gold bullion	5	17,875	-
Other		(32)	(17)
Net cash flows used in investing activities		(90,697)	(16,666)

Financing activities
Increase in long-term debt		16,000	10,437
Repayment of long-term debt		(16,000)	(30,000)
Exercise of share options and shares issued under the share purchase plan		3,723	2,587
Normal course issuer bid purchase of common shares	7	(12,893)	-
Dividends paid		(9,483)	(7,610)
Withholding taxes on settlement of restricted and deferred share units		(9,822)	(653)
Other		(261)	(210)
Net cash flows used in financing activities		(28,736)	(25,449)

(Decrease) increase in cash before effects of exchange rate changes		(47,570)	3,964
Effects of exchange rate changes on cash		380	10
Net (decrease) increase in cash		(47,190)	3,974
Cash - beginning of period		142,131	59,096
Cash - end of period	3	94,941	63,070

  Additional information on the consolidated statements of cash flows is presented in Note 11.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
5

OR Royalties Inc. Consolidated Statement of Changes in Equity For the three months ended March 31, 2026
(tabular amounts expressed in thousands of U.S. dollars)

	Number of common shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive loss (i)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2026	187,152,235	1,688,122	65,873	(51,780)	(270,174)	1,432,041
Net earnings	-	-	-	-	73,582	73,582
Other comprehensive loss	-	-	-	(4,047)	-	(4,047)
Comprehensive income	-	-	-	(4,047)	73,582	69,535
Dividends declared	-	-	-	-	(10,484)	(10,484)
Shares issued - Dividends reinvestment plan	18,705	732	-	-	-	732
Shares issued - Employee share purchase plan	1,859	67	-	-	-	67
Share options - Share-based compensation	-	-	88	-	-	88
Share options exercised	366,068	4,752	(1,070)	-	-	3,682
Restricted share units to be settled in common shares:
Share-based compensation	-	-	1,480	-	-	1,480
Settlements	201,775	2,816	(5,387)	-	(5,956)	(8,527)
Income tax impact	-	-	(1,499)	-	-	(1,499)
Deferred share units to be settled in common shares:
Share-based compensation	-	-	219	-	-	219
Settlements	23,438	284	(612)	-	(892)	(1,220)
Income tax impact	-	-	(55)	-	-	(55)
Normal course issuer bid purchase of common shares	(322,470)	(2,689)	-	-	(10,204)	(12,893)
Balance - March 31, 2026	187,441,610	1,694,084	59,037	(55,827)	(224,128)	1,473,166

(i) As at March 31, 2026, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income amounting to a net accumulated income of $51.2 million and items that may be recycled to the consolidated statement of income amounting to a net accumulated loss of $107.0 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
6

OR Royalties Inc. Consolidated Statement of Changes in Equity For the three months ended March 31, 2025
(tabular amounts expressed in thousands of U.S. dollars)

	Number of common shares outstanding	Share capital	Contributed surplus	Accumulated other comprehensive loss (i)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2025	186,679,202	1,675,940	63,567	(141,841)	(408,713)	1,188,953
Net earnings	-	-	-	-	25,640	25,640
Other comprehensive income	-	-	-	1,965	-	1,965
Comprehensive income	-	-	-	1,965	25,640	27,605
Dividends declared	-	-	-	-	(8,475)	(8,475)
Shares issued - Dividends reinvestment plan	45,878	835	-	-	-	835
Shares issued - Employee share purchase plan	3,679	67	-	-	-	67
Share options - Share-based compensation	-	-	263	-	-	263
Share options exercised	269,066	3,228	(686)	-	-	2,542
Restricted share units to be settled in common shares:
Share-based compensation	-	-	1,611	-	-	1,611
Settlements	27,519	356	(703)	-	(150)	(497)
Income tax impact	-	-	608	-	-	608
Deferred share units to be settled in common shares:
Share-based compensation	-	-	215	-	-	215
Settlements	6,980	88	(195)	-	(49)	(156)
Income tax impact	-	-	323	-	-	323
Transfer of realized loss on financial assets at fair value through other comprehensive income, net of income taxes	-	-	-	239	(239)	-
Balance - March 31, 2025	187,032,324	1,680,514	65,003	(139,637)	(391,986)	1,213,894

(i) As at March 31, 2025, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income amounting to a net accumulated loss of $12.1 million and items that may be recycled to the consolidated statement of income amounting to a net accumulated loss of $127.5 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.
7

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

1. Nature of activities

OR Royalties Inc. and its subsidiaries (together, "OR Royalties" or the "Company") are engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. OR Royalties is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange and the New York Stock Exchange and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 3-5% net smelter return ("NSR") royalty on the Canadian Malartic Complex, located in Québec, Canada.

2. Material accounting policy information

Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements under IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the years ended December 31, 2025 and 2024, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year. The Board of Directors approved these condensed interim consolidated financial statements for issue on May 6, 2026.

The condensed interim consolidated financial statements included herein reflect all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended March 31, 2026 are not necessarily indicative of the results to be expected for the full year. Income taxes in the respective interim periods have been accrued using the tax rates that would be applicable to expected total annual income.

Certain new accounting standards and interpretations have been published that are currently effective requirements or forthcoming requirements. These standards are not expected to have a material impact on the Company's current or future reporting periods and are therefore not discussed herein, with the exception of the amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, and IFRS 18, Presentation and Disclosure in Financial Statements, which are discussed below.

Amendments - IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7, which respond to recent questions arising in practice. The amendments were issued to:

  clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
  clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion;
  add new disclosures for certain instruments with contractual terms that can change cash flows; and
  update disclosures for equity instruments designated at fair value through other comprehensive income.

The amendments are effective for periods beginning on or after January 1, 2026 and are applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, with no restatement of comparatives per the initial transition requirements of these amendments. For financial liabilities settled in cash using an electronic cash transfer system, the Company applied the election to deem these financial liabilities to be discharged before the settlement date. The amendments did not have an impact on the Company's condensed interim consolidated financial statements for the three months ended March 31, 2026.

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

2. Material accounting policy information (continued)

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. IFRS 18 was issued in response to investors' concerns about the comparability and transparency of entities' performance reporting. The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how 'operating profit or loss' is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The key new concepts introduced in IFRS 18 relate to:

  the structure of the statement of profit or loss;
  required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and
  enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its 'operating profit or loss'.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. Management is currently assessing the impact of the new standard on its consolidated financial statements.

Critical accounting estimates and significant judgements

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The areas of judgement and estimation are consistent with those reported in the annual consolidated financial statements for the years ended December 31, 2025 and 2024.

3. Cash

As at March 31, 2026 and December 31, 2025, the consolidated cash position was as follows:

	March 31,	December 31,
	2026	2025
	$	$

Cash held in U.S. dollars	84,467	130,509
Cash held in Canadian dollars (i)	10,474	11,622
Total cash	94,941	142,131

(i) Cash held in Canadian dollars amounted to C$14.6 million as at March 31, 2026 (C$15.9 million as at December 31, 2025).

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

4. Investments

	Three months ended	Year ended
	March 31, 2026	December 31, 2025
	$	$
Fair value through profit or loss (warrants and convertible instruments)
Balance - Beginning of period	12,275	6,548
Change in fair value	(2,690)	5,315
Foreign exchange revaluation impact	(163)	412
Balance - End of period	9,422	12,275

Fair value through other comprehensive income (common shares)
Balance - Beginning of period	162,843	55,313
Acquisitions	10,000	11,004
Common shares received in consideration for amendments to a stream interest (Note 5)	4,159	-
Common shares received under an anti-dilution provision	794	-
Change in fair value	11,171	59,673
Disposals	-	(49,805)
Transfer from associates	-	84,502
Foreign exchange revaluation impact	(2,901)	2,156
Balance - End of period	186,066	162,843

Amortized cost (notes)
Balance - Beginning of period	14,142	12,182
Additions	-	1,595
Effective interests	170	365
Balance - End of period	14,312	14,142
Total	209,800	189,260

Investments comprise common shares, warrants and convertible instruments, mostly from companies publicly traded in Canada and in the United States of America, as well as loans receivable (notes).

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

5. Royalty, stream and other interests

		Three months ended March 31, 2026
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$

Balance - January 1	659,436	469,819	10,771	1,140,026
Additions	98,540	-	-	98,540
Exercise of a buy-down right	-	(10,295)	-	(10,295)
Amendment to a stream agreement	-	(4,159)	-	(4,159)
Depletion	(6,220)	(4,431)	-	(10,651)
Foreign exchange revaluation impact	(8,957)	(1,264)	-	(10,221)

Balance - March 31	742,799	449,670	10,771	1,203,240

Producing
Cost	588,168	567,533	-	1,155,701
Accumulated depletion and impairment	(334,437)	(254,261)	-	(588,698)
Net book value - March 31	253,731	313,272	-	567,003

Development
Cost	286,750	173,844	-	460,594
Accumulated depletion and impairment	(71,262)	(58,738)	-	(130,000)
Net book value - March 31	215,488	115,106	-	330,594

Exploration and evaluation
Cost	279,676	21,815	10,771	312,262
Accumulated depletion and impairment	(6,096)	(523)	-	(6,619)
Net book value - March 31	273,580	21,292	10,771	305,643

Total net book value - March 31	742,799	449,670	10,771	1,203,240

Acquisition of an additional 1% NSR royalty on the Namdini Gold mine

In January 2026, the Company acquired an additional 1.0% NSR royalty covering the producing Namdini Gold mine ("Namdini") in Ghana, with an effective date of October 1, 2025. OR Royalties has closed the transaction with Savannah Mining Limited ("Savannah"), acquiring Savannah's remaining 50% interest in the 2.0% NSR royalty for total cash consideration of up to $103.5 million, of which $98.5 million was paid in the first quarter of 2026. The remaining $5.0 million will be payable in two equal instalments on the first and second anniversary of the closing date.

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

5. Royalty, stream and other interests (continued)

Amendment to the San Antonio stream

In January 2026, OR Royalties International Inc. ("OR Royalties International"), a wholly-owned subsidiary of OR Royalties, and Axo Copper Corp. ("Axo Copper") entered into an amended and restated stream agreement on the San Antonio project in Mexico. Under the amended and restated stream agreement, the designated percentage of payable gold and silver ounces was reduced from 15% to 7.15%. In consideration for the amendment, OR Royalties International will be entitled to up to an aggregate of $8.6 million of contingent payments, payable in gold deliveries and subject to the 30% transfer payment, upon achieving certain production milestones. In addition, Axo Copper issued to OR Royalties International a total of 7.7 million common shares, valued at approximately $4.2 million, representing 4.99% of the issued and outstanding common shares of Axo Copper. The value of the common shares received was booked against the net book value of the stream.

Buy-back and buy-down rights

Some royalty, stream and other interests are subject to buy-back and/or buy-down rights held by the operators. The significant buy-back and buy-down rights are described below.

CSA copper stream

OR Royalties International owns separate silver and copper streams on Harmony Gold Mining Company Ltd.'s ("Harmony") CSA mine. Specific to the copper stream agreement, OR Royalties International is entitled to receive refined copper equal to 3.0% of payable copper produced from the CSA mine until the 5th anniversary of the agreement, then 4.875% of payable copper produced from the CSA mine until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from the CSA mine for the remaining life of the mine.

On the 5th anniversary of the closing date (June 15, 2028), Harmony will have the option to exercise certain buy-down rights by paying a one-time cash payment to OR Royalties International of $20.0 million to $40.0 million. If the option is exercised, OR Royalties International will still be entitled to receive refined copper equal to 3.25% - 4.0625% of payable copper produced from the CSA mine until 23,900 to 28,450 metric tonnes have been delivered in aggregate, and thereafter 1.5% - 1.875% of payable copper produced from the CSA mine for the remaining life of the mine.

Cascabel NSR royalty and gold stream

OR Royalties owns a 0.6% NSR royalty on the Cascabel project, which is subject to a buy-down right. On November 30, 2026, the owner of the Cascabel project may buy-down 1/3 of the NSR royalty in exchange for a one-time cash payment of $35.0 million.

OR Royalties International owned a 6.0% gold stream on contained ounces of gold produced from the Cascabel project until 225,000 ounces of gold had been delivered, and 3.6% thereafter for the remaining life of the mine. On December 24, 2025, SolGold plc, the former owner of the Cascabel project, announced it had agreed to be acquired by its largest shareholder, Jiangxi Copper Company Limited ("Jiangxi Copper"). As a result of the change of control, the gold stream was subject to a buy-down right. In March 2026, Jiangxi Copper exercised its buy-down right to repurchase 50% of the gold stream for a one-time payment in gold ounces equal to approximately 50% of the then advanced amount of OR Royalties International's total pre-construction and construction deposits, plus certain adjustments. Consequently, OR Royalties International received 4,290 ounces of gold (subject to a transfer price of 20%) as a one-time payment for the 50% buy-down of the Cascabel stream, representing a net value of approximately $17.5 million on the delivery date. As a result of the reduction of 50% of the Cascabel stream, the net book value of the asset was reduced by $10.3 million, and the remaining balance of the net payment received was recorded as a gain on the buy-down of a stream interest of $7.2 million. The gold ounces received were subsequently sold and generated a profit of $0.4 million.

Following the exercise of the buy-down right, OR Royalties International owns a 3.0% gold stream on contained ounces of gold produced from the Cascabel project until 112,500 ounces of gold have been delivered, and 1.8% thereafter for the remaining life of the mine. Consequently, the additional stream deposit commitments have been reduced by 50% to $102.5 million ($5.0 million following the achievement of operational milestones, including submission of all final permit applications for the construction and operation of the project, and $97.5 million pro-rata to drawdowns with a construction finance facility).

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

5. Royalty, stream and other interests (continued)

		Year ended December 31, 2025
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$

Balance - January 1	637,413	465,671	10,771	1,113,855
Additions	13,839	23,040	-	36,879
Exercise of a buy-down right	(2,051)	-	-	(2,051)
Depletion	(13,234)	(22,536)	-	(35,770)
Impairments	(5,495)	-	-	(5,495)
Foreign exchange revaluation impact	28,964	3,644	-	32,608

Balance - December 31	659,436	469,819	10,771	1,140,026

Producing
Cost	451,288	570,712	-	1,022,000
Accumulated depletion and impairments	(333,704)	(252,220)	-	(585,924)
Net book value - December 31	117,584	318,492	-	436,076

Development
Cost	336,640	174,271	-	510,911
Accumulated depletion and impairments	(72,475)	(58,689)	-	(131,164)
Net book value - December 31	264,165	115,582	-	379,747

Exploration and evaluation
Cost	283,473	36,268	10,771	330,512
Accumulated depletion and impairments	(5,786)	(523)	-	(6,309)
Net book value - December 31	277,687	35,745	10,771	324,203

Total net book value - December 31	659,436	469,819	10,771	1,140,026

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

6. Long-term debt

	March 31,	December 31,
	2026	2025
	$	$

Balance - Beginning of period	-	93,900
Increase in revolving credit facility	16,000	10,437
Repayment of revolving credit facility	(16,000)	(105,372)
Foreign exchange revaluation impact	-	1,035
Balance - End of period	-	-

Revolving credit facility

A total amount of $650.0 million is available under the revolving credit facility (the "Facility"), with an additional uncommitted accordion of up to $200.0 million.

The maturity date of the Facility is May 30, 2029 and the uncommitted accordion is subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalties, streams and other interests, and is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, Canadian Overnight Repo Rate Average ("CORRA") or Secured Overnight Financing Rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio.

The Facility includes quarterly covenants that require the Company to maintain certain financial ratios, including leverage ratios, and to meet certain non-financial requirements. As at March 31, 2026, all such ratios and requirements were met.

7. Share capital

Shares

Authorized

Unlimited number of common shares, without par value

Unlimited number of preferred shares, issuable in series

Issued and fully paid

187,441,610 common shares

Normal Course Issuer Bid

In December 2025, OR Royalties renewed its normal course issuer bid ("NCIB") program. Under the terms of the NCIB program, OR Royalties may acquire up to 9,399,294 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2025 NCIB program are authorized from December 12, 2025 until December 11, 2026. Daily purchases will be limited to 107,496 common shares, other than block purchase exemptions.

During the three months ended March 31, 2026, the Company purchased for cancellation a total of 322,470 common shares for $12.9 million (C$17.7 million; average acquisition price per share of C$54.84).

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

7. Share capital (continued)

Dividends

On February 18, 2026, the Board of Directors declared a quarterly dividend of $0.055 per common share paid on April 15, 2026 to shareholders of record as of the close of business on March 31, 2026. The total dividends declared amounted to $10.5 million, including $0.7 million payable in shares through the dividend reinvestment program (17,968 common shares were issued on April 15, 2026 at a discount rate of 3%).

8. Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding:

	Three months ended March 31, 2026		Year ended December 31, 2025
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		C$		C$
Balance - Beginning of period	1,314,567	16.26	2,452,542	15.41
Exercised	(366,068)	13.80	(1,123,809)	14.37
Forfeited / Cancelled	-	-	(14,166)	18.43
Balance - End of period	948,499	17.21	1,314,567	16.26
Options exercisable - End of period	837,666	16.94	987,766	15.54

The weighted average share price when share options were exercised during the three months ended March 31, 2026 was C$57.43 (C$32.41 for the year ended December 31, 2025).

The following table summarizes the share options outstanding as at March 31, 2026:

	Options outstanding			Options exercisable
Exercise price range	Number	Weighted average exercise price	Weighted average remaining contractual contractual life (years)	Number	Weighted average exercise price
C$		C$			C$
13.30 - 14.50	260,934	14.26	1.2	260,934	14.26
16.46 - 22.20	687,565	18.32	2.7	576,732	18.14
	948,499	17.21	2.3	837,666	16.94

The fair value of the share options is recognized as compensation expense over the vesting period. During the three months ended March 31, 2026, the total share-based compensation related to share options amounted to $0.1 million ($0.3 million during the three months ended March 31, 2025).

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

8. Share-based compensation (continued)

Deferred and restricted share units

The Company offers a deferred share unit ("DSU") plan and a restricted share unit ("RSU") plan, which allow DSUs and RSUs to be granted, respectively, to non-executive directors, officers and/or employees as part of their director's fees or long-term compensation package, as applicable.

The following table summarizes information about the DSUs and RSUs movements:

	Three months ended March 31, 2026		Year ended December 31, 2025
	DSUs (i)	RSUs (ii)	DSUs (i)	RSUs (ii)

Balance - Beginning of period	332,301	789,995	435,505	742,202
Granted	5,035	173,350	35,310	342,340
Reinvested dividends	441	1,054	3,056	6,608
Settled	(50,575)	(301,233)	(141,570)	(301,155)
Forfeited	(1,325)	-	-	-
Balance - End of period	285,877	663,166	332,301	789,995
Balance - Vested	249,373	-	296,872	-

(i) Unless otherwise decided by the Board of Directors of the Company, the DSUs vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each non-executive director when he or she leaves the board or is not re-elected. The accounting value of the payout (expected to be settled in common shares) is determined by multiplying the number of DSUs expected to vest at the settlement date by the closing price of the Company's shares on the day prior to the grant date, and is recognized over the vesting period. When payment is settled by issuing common shares, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities. The DSUs granted in the first three months of 2026 have a weighted average value of C$53.65 per DSU (the DSUs granted in 2025 had a weighted average value of C$34.01 per DSU).

(ii) One half of the RSUs is time-based (the "time-based RSUs") and the other half is time-based and depends on the achievement of certain performance measures (the "performance-based RSUs"). The time-based RSUs granted prior to 2024 vest and are payable three years after the grant date. The time-based RSUs granted in 2025 and 2026 vest and are payable in three equal tranches at each anniversary of the grant date. The performance-based RSUs vest and are payable three years after the grant date. The RSUs are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. The accounting value of the payout (expected to be settled in common shares) is determined by multiplying the number of RSUs expected to vest at the settlement date by the closing price of the Company's shares on the day prior to the grant date, and is recognized over the vesting period and adjusted for the performance-based components, when applicable. When payment is settled by issuing common shares, one common share is issued for each vested RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities. The RSUs granted in the first three months of 2026 have a weighted average value of C$59.67 per RSU (the RSUs granted in 2025 had a weighted average value of C$26.68 per RSU).

The total share-based compensation expense related to the DSU and RSU plans for the three months ended March 31, 2026 amounted to $1.7 million ($1.8 million for the three months ended March 31, 2025).

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

9. Additional information on the consolidated statements of income

	2026	2025
	$	$
Revenues

Royalty interests	62,397	36,790
Stream interests	40,435	18,126
	102,832	54,916

Cost of sales

Royalty interests	326	145
Stream interests	3,015	1,474
	3,341	1,619

Depletion

Royalty interests	6,220	2,710
Stream interests	4,431	5,034
	10,651	7,744

Other losses, net

Change in fair value of financial assets at fair value through profit and loss	(2,690)	(286)
Net gain on common shares received under an anti-dilution provision	794	-
	(1,896)	(286)

Income tax expense

Current income taxes	(10,992)	(623)
Deferred income taxes	(3,090)	(7,242)
	(14,082)	(7,865)

10. Net earnings per share

	2026	2025
	$	$

Net earnings	73,582	25,640

Basic weighted average number of common shares outstanding (in thousands)	187,607	186,979
Dilutive effect of share options	718	1,009
Dilutive effect of RSUs and DSUs	356	437
Diluted weighted average number of common shares	188,681	188,425

Net earnings per share
Basic and diluted	0.39	0.14

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11. Additional information on the consolidated statements of cash flows

	2026	2025
	$	$

Interest received	804	590
Interest paid on long-term debt	537	1,725
Income taxes paid (i)	16,362	623

Changes in non-cash working capital items
(Increase) decrease in amounts receivable	(2,406)	333
(Increase) decrease in other current assets	(625)	101
Decrease in accounts payable and accrued liabilities	(1,921)	(1,408)
Decrease in income tax liabilities	(5,514)	-
	(10,466)	(974)

(i) Income taxes paid include an amount of $13.7 million related to the fiscal year 2025, which was due in the first quarter of 2026.

12. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or  liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			March 31, 2026
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss (i)
Warrants on equity securities and convertible notes
Publicly traded mining companies
Precious metals	-	-	9,422	9,422
Financial assets at fair value through other comprehensive income (i)
Equity securities
Publicly traded royalty and streaming companies	24,547	-	-	24,547
Publicly traded mining companies
Precious metals	118,674	-	-	118,674
Other minerals (ii)	42,264	-	-	42,264
Private mining companies	-	-	581	581
	185,485	-	10,003	195,488

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12. Fair value of financial instruments (continued)

			December 31, 2025
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss (i)
Warrants on equity securities and convertible notes
Publicly traded mining companies
Precious metals	-	-	12,275	12,275
Financial assets at fair value through other comprehensive income (i)
Equity securities
Publicly traded royalty and streaming companies	22,145	-	-	22,145
Publicly traded mining companies
Precious metals	118,354	-	-	118,354
Other minerals (ii)	21,753	-	-	21,753
Private mining companies	-	-	591	591
	162,252	-	12,866	175,118

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

(ii) Equity securities classified under other minerals are mostly related to copper.

During the three months ended March 31, 2026 and 2025, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (comprised of warrants and convertible instruments) for the three months ended March 31, 2026 and 2025:

	2026	2025
	$	$

Balance - January 1	12,866	6,675
Change in fair value - investments held at the end of the period (i)	(2,647)	(286)
Foreign exchange revaluation impact	(216)	10
Balance - March 31	10,003	6,399

(i) Recognized in the consolidated statements of income under Other losses, net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities and the convertible instruments of publicly traded mining exploration and development companies, classified as Level 3, is determined using directly or indirectly the Black-Scholes option pricing model. The main non-observable inputs used in the models are the discount rate and the expected volatility. An increase/decrease in the discount rate used in the models of 5%, or in the expected volatility of 10%, would have resulted in an insignificant variation of the fair value of the warrants and convertible instruments as at March 31, 2026. As at March 31, 2026, the fair value of the equity securities of private mining companies was immaterial.

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12. Fair value of financial instruments (continued)

Financial instruments not measured at fair value on the consolidated balance sheets

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, revenues receivable from royalty, stream and other interests, other receivables, notes receivable, and accounts payable and accrued liabilities. The fair values of cash, revenues receivable from royalty, stream and other interests, other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the notes receivable approximates their carrying value as there were no significant negative changes in economic and risk parameters or assumptions related directly to the instruments since the issuance, acquisition, renewal or revaluation of those financial instruments.

13. Segment disclosure

The Company's business is organized and reported as a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows are attributable to this single operating segment. The President and Chief Executive Officer, who is the Company's chief operating decision-maker, makes capital allocation decisions, reviews operating results and assesses financial performance.

The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues from the sale of precious metals and other commodities received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the three months ended March 31, 2026 and 2025, royalty, stream and other interest revenues were earned from the following jurisdictions:

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2026

Royalties	56,002	1,989	270	4,136	-	62,397
Streams	5,127	23,898	4,320	-	7,090	40,435
	61,129	25,887	4,590	4,136	7,090	102,832

2025

Royalties	35,343	1,182	265	-	-	36,790
Streams	2,135	7,539	4,869	-	3,583	18,126
	37,478	8,721	5,134	-	3,583	54,916

(i) For the three months ended March 31, 2026, revenues generated from Canada amounted to $53.7 million ($34.2 million for the three months ended March 31, 2025).

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13. Segment disclosure (continued)

For the three months ended March 31, 2026, two royalty and stream interests generated revenues of $59.8 million (two royalty and stream interests generated revenues of $28.3 million for the three months ended March 31, 2025), which represented 58% of revenues (51% of revenues for the three months ended March 31, 2025), including one royalty interest that generated revenues of $35.9 million ($20.7 million for the three months ended March 31, 2025).

For the three months ended March 31, 2026, revenues generated from precious metals represented 100% of total revenues (96% for the three months ended March 31, 2025).

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at March 31, 2026 and December 31, 2025, which is based on the location of the properties related to the royalty, stream or other interests:

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

March 31, 2026

Royalties	394,888	129,404	59,486	143,195	5,160	10,666	742,799
Streams	155,174	116,258	126,582	-	22,300	29,356	449,670
Offtakes	-	-	7,067	-	3,704	-	10,771

	550,062	245,662	193,135	143,195	31,164	40,022	1,203,240

December 31, 2025

Royalties	404,599	131,823	58,078	48,841	5,248	10,847	659,436
Streams	161,176	128,907	127,252	-	22,300	30,184	469,819
Offtakes	-	-	7,067	-	3,704	-	10,771

	565,775	260,730	192,397	48,841	31,252	41,031	1,140,026

(i) As at March 31, 2026, the carrying value of the net interests located in Canada amounted to $347.7 million ($355.7 million as at December 31, 2025).

14. Commitments and subsequent events

Disposal of equity investments

In April 2026, the Company sold equity investments for net proceeds of $34.8 million.

Acquisition of additional royalties on Spring Valley

In February 2026, the Company entered into a definitive agreement to acquire Terraco Gold Corp. ("Terraco"), a wholly-owned subsidiary of Sailfish Royalty Corp., which indirectly owns net smelter return royalty assets (the "NSR Royalties"), largely consisting of royalties that cover Solidus Resources LLC's Spring Valley Gold Project ("Spring Valley") located in Pershing County, Nevada, USA. OR Royalties is acquiring Terraco and the NSR Royalties for total cash consideration of $168.0 million. The NSR Royalties acquired include an effective 3.0% NSR royalty on the Schmidt Claim Block, which covers a meaningful proportion of the acres included in Solidus' proposed open-pit at Spring Valley (the NSR royalty is not payable on the first 500,000 ounces of gold recovered from the Schmidt Claim Block).

The transaction was closed in April 2026 and was fully financed by a drawdown on the Company's revolving credit facility.

OR Royalties Inc. Notes to the Interim Consolidated Financial Statements For the three months ended March 31, 2026 and 2025
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

14. Commitments and subsequent events (continued)

Acquisition of a portfolio of royalties and deferred payment obligations from Gold Fields Limited

In February 2026, the Company entered into a definitive agreement with Gold Fields Limited ("Gold Fields") to acquire a portfolio of precious metals assets consisting of eight royalties (the "GFI Portfolio") for a total cash consideration of $115.0 million, anchored by a 1.5% NSR royalty on Compañía de Minas Buenaventura S.A.A.'s producing San Gabriel gold and silver mine located in the Province of General Sánchez Cerro, Peru.

In addition to the GFI Portfolio, the Company agreed to pay Gold Fields $52.0 million in exchange for deferred payment obligations totalling $60.0 million payable by Galiano Gold Inc. ("Galiano") ($30.0 million on or before December 31, 2026 and $30.0 million upon production of an aggregate of 100,000 ounces of gold from the Nkran deposit at Galiano's Asanko Gold Mine in Ghana).

The transactions are expected to close in the second quarter of 2026.

Acquisition of a precious metals stream on Canadian Copper Inc.'s New Brunswick assets

In April 2026, the Company entered into a binding agreement with Canadian Copper Inc. ("Canadian Copper") with respect to a $28.0 million precious metals stream (the "Stream") on Canadian Copper's New Brunswick assets, comprising the Murray Brook properties and the Caribou property, including the Caribou Processing Plant (collectively, the "Caribou Project"). OR Royalties will pay an amount of $5.0 million upon closing of the transaction and will fund the remaining balance of $23.0 million through quarterly payments in accordance with the Caribou Project construction budget (the "Construction Installment(s)").

Canadian Copper will deliver to OR Royalties refined silver and refined gold equal to 20% of the payable silver and gold in concentrate or any other product for the life of mine at a purchase price equal to 20% of the spot price for each ounce delivered. The funding of the Construction Installment(s) shall be conditional upon customary project milestones, including the receipt of all material environmental permits and necessary First Nations approvals required for the Caribou Project, alongside a formal construction decision by Canadian Copper's board of directors.

Concurrent with the closing of the transaction, OR Royalties shall subscribe to $4.0 million in common shares of Canadian Copper at a share price of C$0.75. Canadian Copper will grant OR Royalties a right-of-first refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by Canadian Copper or an affiliate.

The transactions are expected to close in the second quarter of 2026.

Dividend

On May 6, 2026, the Board of Directors declared a quarterly dividend of $0.065 per common share payable on July 15, 2026 to shareholders of record as of the close of business on June 30, 2026.